SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 8, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated December 8, 2010 regarding “Jan Wäreby new head of Sales and Marketing”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: December 8, 2010

Jan wäreby NEW HEAD OF sales and marketing

•	Wäreby to start new role January 1, 2011

•	Ericsson Executive Leadership Team unchanged

Jan Wäreby is currently Senior Vice President, head of Business Unit Multimedia and member of Ericsson’s (NASDAQ:ERIC) Executive Leadership team. Wäreby has more than 20 years of experience in sales organizations and business development. He was also Corporate Executive Vice President and head of Sales and Marketing at Sony Ericsson Mobile Communications and played an integral role in establishing the joint venture.

Hans Vestberg, President and CEO of Ericsson, says: “Jan’s experience from growing business in new areas combined with customer and consumer understanding will be instrumental in driving our business in the next decade.”

Earlier this year Ericsson introduced a new brand and go-to-market model based on ten regions. Vestberg continues: “Now it is time to take the next step in the company transformation and focus on further development of our sales and marketing to more efficiently support regions in meeting customers’ needs.”

Wäreby says: “My priority will be to serve our customers with better speed and simplicity. We will achieve that with a more efficient approach to selling our broader portfolio, which requires continued transformation of the sales force and focus on company-wide marketing efforts. In addition, applying common practices and business models will allow us to reuse, share and build competence in both existing and new business areas. These steps will enable us to reach our growth ambitions.”

The search for Jan Wäreby’s replacement has started and a new head of Business Unit Multimedia will be announced separately.

Notes to editors:

Jan Wäreby’s biography and photos:

www.ericsson.com/ericsson/corpinfo/management/jan_wareby.shtml

Our multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature- rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on December 8, 2010 at 8am CET.